Form 20-F
period 2020-03-31
JMAX INTERNATIONAL Ltd
filed 2020-08-13
CIK 1735664

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2020

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

Office 08 on 22nd Floor, China Shipbuilding Tower,

No. 650 Cheung Sha Wan Road, Kowloon, Hong Kong

(Address of principal executive offices)

Mr. Chee Boon Chiew, Chief Executive Officer

Office 08 on 22nd Floor, China Shipbuilding Tower,

No. 650 Cheung Sha Wan Road, Kowloon, Hong Kong

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

The number of outstanding ordinary shares, par value $0.01 per share is 623,600,000 as of March 31, 2020.

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

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the years ended March 31, 2019 and 2020 and the consolidated balance sheets data as of March 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The following selected consolidated statements of comprehensive income data for the period from April 1, 2016 to January 10, 2017, and January 11, 2017 to March 31, 2017 have been derived from our audited consolidated financial statements which are not included in this annual report. The consolidated balance sheet date as of March 31, 2017 and 2018 have been derived from our audited consolidated financial statements which are not included in this annual report.

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

Consolidated Statements of Operation

	Successor				Predecessor
	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018	Period from January 11 to March 31, 2017	Period from April 1, 2016 to January 10, 2017

Revenue	$5,055,265	$7,622,593	$7,157,209	$1,858,940	$-
Revenue– related parties	-	-	-	-	2,776,845
Cost of revenue	(3,939,449)	(5,851,077)	(4,970,947)	(1,379,554)	-
Cost of revenue – related parties	-	-	-	-	(2,595,076)
Gross profit	1,115,816	1,771,516	2,186,262	479,386	181,769

Operating expenses:
General and administrative expenses	(5,328,855)	(1,393,364)	(933,142)	(85,077)	(33,558)
Selling expenses	(98,994)	(178,858)	(132,602)	(24,507)	(85,746)
Total operating expenses	(5,427,849)	(1,572,222)	(1,065,744)	(109,584)	(119,304)

(Loss) income from operations	(4,312,033)	199,294	1,120,518	369,802	62,465

Other expense and income
Other income (expense)	102	-	(1,294)	16	-

(Loss) income before income tax expense	(4,311,931)	199,294	1,119,224	369,818	62,465

Provision for income tax benefit (expense)	598,538	(135,012)	(312,598)	(65,599)	(10,307)

Net (loss) income	$(3,713,393)	$64,282	$806,626	$304,219	$52,158

Consolidated Balance Sheets

	March 31, 2020	March 31, 2019	March 31, 2018	March 31, 2017
Consolidated Statement of Balance Sheet Data:
Cash	$929,218	$2,780,637	$6,091,742	$4,821,869
Total current assets	$4,697,174	$7,572,985	$8,034,339	$5,647,360
Total assets	$5,575,465	$7,858,338	$8,351,546	$5,987,338
Total current liabilities	$1,771,197	$407,780	$985,604	$1,658,742
Total liabilities	$1,771,197	$448,700	$1,031,804	$1,710,222
Total stockholders’ equity	$3,804,268	$7,409,638	$7,319,742	$4,277,116

Consolidated Statements of Cash Flows

	Successor				Predecessor
	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018	Period from January 11 to March 31, 2017	Period from April 1, 2016 to January 10, 2017

Net cash (used in) provided by operating activities	$(1,920,910)	$(3,303,637)	$(953,024)	$1,329,887	$(351,193)
Net cash used in by investing activities	(3,119)	(7,468)	(13,103)	(514,258)	(11,977)
Net cash provided by financing activities	72,610	-	2,236,000	1,000,000	200,000
Net (decrease) increase in cash	(1,851,419)	(3,311,105)	1,269,873	1,815,629	(163,170)
Cash, beginning balance	2,780,637	6,091,742	4,821,869	3,006,240	248,912
Cash, ending balance	$929,218	$2,780,637	$6,091,742	4,821,869	85,742

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Business and Industry

We are exposed to the risks of an economic recession, credit and capital markets volatility and economic and financial crisis (including as a result of the COVID-19 virus pandemic), which could adversely affect the demand for our products and adversely affect the market price of our ordinary shares.

We are exposed to the risk of a global recession or a recession in one or more of our key markets, credit and capital markets volatility and an economic or financial crisis, or otherwise, which could result in reduced consumption or sales prices of our products, which in turn could result in lower revenue and reduced profit. Our financial condition and results of operations, as well as our future prospects, would likely be hindered by an economic downturn in any of our key markets.

The purchase of our products in many of the jurisdictions in which we sell to is closely linked to general economic conditions, with levels of consumption tending to rise during periods of rising per capita income and fall during periods of declining per capita income. Additionally, per capita consumption is inversely related to the sale price of our products.

Besides moving in concert with changes in per capita income, purchase of our products also increases or decreases in accordance with changes in disposable income.

Currently, disposable income is low in many of the developing countries in which we sell our products to compared to disposable income in more developed countries. Any decrease in disposable income resulting from an increase in inflation, income taxes, the cost of living, unemployment levels, political or economic instability or other factors would likely adversely affect the demand for our products.

Capital and credit market volatility, such as that experienced in recent years, may result in downward pressure on share prices and the credit capacity of issuers. Potential changes in social, political, regulatory and economic conditions may be significant drivers of capital and credit market volatility. The COVID-19 virus pandemic has resulted in significant financial market volatility and uncertainty in recent weeks. The extent to which the COVID-19 impacts our results will depend on future developments, which are highly uncertain and will include emerging information concerning the severity of the COVID-19 and the actions taken by governments and private businesses to attempt to contain the coronavirus, A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on us.

Additionally, the pandemic may also affect our overall ability to react timely to mitigate the impact of this event and may hamper our efforts to provide our investors with timely information and comply with our filing obligations with the SEC, especially in the event of office closures, stay-in-place orders and a ban on travel or quarantines.

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

We plan to raise capital in order to fund our growth plans in the future and anticipate doing so through further stock issuances. Such share issuances will cause shareholders’ interests in our Company to be diluted. Such dilution is likely to negatively affect the value of investors’ shares if our revenues and earnings do not grow commensurately. Alternate sources of finance, such as obtaining commercial loans, assuming those loans would be available, will increase the Company’s liabilities and future cash commitments.

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

We do not own the brand names and trademarks (such as AlphaSpin, AlphaMeta and Angels Secret) for the products we sell. They are generally owned by our suppliers. We cannot be certain that the actions our suppliers have taken or will take in the future will be adequate to prevent violation of their proprietary rights. Litigation may be necessary to enforce their trademark or proprietary rights or to defend us against claimed infringement of the rights of third parties. Adverse publicity, legal action or other factors which we have no control over could lead to substantial erosion in the value of the brands, which could lead to decreased consumer demand and could have a material adverse effect on our business, financial condition and results of operations.

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

While we seek to maintain appropriate levels of insurance, not all claims are insurable and we may experience major incidents of a nature that are not covered by insurance. We presently have insurance through our warehouse operators for our goods while they are warehoused and direct insurance to cover our goods while they are in transit. We do not have other insurances that cover, among other things, employee-related accidents and injuries, other property damage and liability deriving from our activities. We maintain an amount of insurance protection that we believe is adequate, but there can be no assurance that such insurance will continue to be available on acceptable terms or that our insurance coverage will be sufficient or effective under all circumstances and against all liabilities to which we may be subject. We could, for example, be subject to substantial claims for damages upon the occurrence of several events within one calendar year. In addition, our insurance costs may increase over time in response to any negative development in our claims history or due to material price increases in the insurance market in general.

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

Each of Chee Boon Chiew and Zhi Min Sun holds 48%, 13% and 16% respectively, of our issued and outstanding ordinary shares. Each of them, either collectively (which would aggregate into a controlling interest in us) or individually, will hold considerable influence over corporate matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our ordinary shares of the opportunity to sell their shares at a premium over the prevailing market price

Our significant shareholders may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

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

Our auditor is not inspected by the Public Company Accounting Oversight Board (PCAOB) .

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission (the “SEC”), as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the applicable laws of the United States and professional standards. Because our auditor is located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections and access critical accounting records without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. Inspections conducted by the PCAOB outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality and prevent accounting irregularities. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections. In a joint public statement on April 21, 2020, the Chairman of the SEC, the Chairman of the PCAOB, SEC Chief Accountant and Directors of the SEC Divisions of Corporation Finance and Investment Management reminded market participants that this inability of the PCAOB to inspect the audit work and practices of PCAOB-registered accounting firms in China (including Hong Kong, to the extent their audit clients have operations in China) represented a significant risk to both investors and finance professionals.

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

This is no public market for and trading in our ordinary shares. Our ordinary shares are listed on the OTCQB market, but we cannot assure you that a liquid public market for our ordinary shares will develop. If an active public market for our ordinary shares does not develop, the market price and liquidity of our ordinary shares may be materially and adversely affected.

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

U.S. buyers purchasing our ordinary shares may not reap the benefits of using a depositary.

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

In determining whether we are a PFIC under the assets test, cash is considered by the United States Internal Revenue Service (“IRS”) to be a passive asset. During our taxable year ending March 31, 2020, we believe that the amount of cash we had on hand was greater than 50% of our total assets. The composition of our assets during the current taxable year may cause us to continue to be classified as a PFIC. The determination of whether we will be a PFIC for our current taxable year or a future year may depend in part upon how quickly we spend our liquid assets, and on the value of our goodwill and other unbooked intangibles not reflected on our balance sheet. (which may depend upon the market value of our ordinary shares from time to time). Further, while we will endeavor to use a classification methodology and valuation approach that is reasonable, the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles for purposes of determining whether we are a PFIC in the current or one or more future taxable years.

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

Grand World Malaysia Sdn. Bhd.

Grand World Malaysia is a wholly owned subsidiary of Grand World and was incorporated in Malaysia on February 18, 2020. Grand World Malaysia mainly operates in Southeast Asian market for Grand World.

We do not manufacture any of the products we sell but instead, have entered into exclusive purchase agreements with our suppliers. We currently trade 3 main products, namely AlphaMeta, AlphaSpin and Angels Secret.

Sales of AlphaMeta, AlphaSpin and Angels Secret constituted 31.8%, 33.6% and 19.2% of the total sales for the year ended March 31, 2018, respectively and 43.8%, 18.3% and 24.9% of the total sales for the year ended March 31, 2019, respectively. Sales of AlphaMeta, AlphaSpin and Angels Secret constituted 43.6%, 25.7% and 16.9% of the total sales for the year ended March 31, 2020, respectively.

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

For the year ended March 31, 2020, we had revenue of $5,055,265, loss from operation of $4,312,033 and net loss of $3,713,393, respectively. Net cash of $1,920,910 was used in operations for the year ended March 31, 2020.

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

Commitment to research

We plan to seek partnerships with the research centers of well-known universities worldwide to further increased awareness of the products that we sell and to research market demand for potential future products. We have increased our investment in market research to ensure that the products we launch or acquire address well established or on-trend market needs. In order to ensure the development and acquisition of products that fit this criteria, we have implemented a structured process through which we take new products from idea generation, through concept screening, concept/products laboratories and early volume sizing, to final validation. Specifically, we work closely with the research and development team of the chosen manufacturer/supplier tasked with creating new products based on our requirements. Once a sample product is provided by the manufacturer/supplier, we will then conduct product trials and provide feedback to the manufacturer/supplier. This process will repeat itself until we are satisfied with the product and confirms its final product specifications. The final product specifications will form the basis of the product inspection sheet between us and the manufacturer/supplier. Finally, when the product is created, the manufacturer/supplier will provide us with the supporting documentation for product registration in the countries where the product is sold. The relationship between us and our manufacturer suppliers is symbiotic and collegial to the products the Company sells.

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

We have not completed any private placements since then although we are in the process of effecting one since September 2019.

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

We do not manufacture any of the products we sell but instead, have entered into exclusive purchase agreements with our suppliers. We currently trade 3 main products, namely AlphaMeta, AlphaSpin and Angels Secret. To a much smaller extent, sales of Alpha Vmax, JMS3 and JMR4 comprised less than 1% of our total sales for the fiscal year ended March 31, 2020. We did not sell any Gravity Water System or Hozenn Cleanser in the most recently completed fiscal year.

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

Angels Secret is an anti-bacterial, super absorbent and highly breathable hygienic sanitary napkin. It comprises seven layers with one layer infused with negative ions, which are believed to balance pH and hormone levels, protect against germs and bacteria, reduce inflammation, fight against vaginal irritations and infections and reduce odor. The other layers comprise a layer of airlaid paper, a polymer layer and an enhanced flower layer.

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

Manufacturing and Supply

Our suppliers are responsible for the sourcing of raw materials for and manufacture of our products. AlphaSpin is manufactured in Germany, AlphaMeta in Thailand and Angels Secret in the People’s Republic of China.

Our products are generally made to order and the lead time for manufacture ranges from 30 days for Angels Secret, 45 days for AlphaSpin and 60 days for AlphaMeta. When our products are manufactured and ready for collection from our suppliers, Grand World will arrange for the products to be picked up from our suppliers and drop-shipped to our customers around the world. Shipping time ranges from 15-100 days depending on our customers’ location and is usually by sea unless our customers request otherwise. We may, in order to alleviate the risk of unavailability of products, order more products than required. The excess products will be stored with our suppliers and applied toward the fulfillment on future orders.

Only AlphaSpin is shipped directly to Grand World’s warehouse in China, whereupon it will be on-shipped to our customers from there.

Customers

Below are our major customers for our major products for the year ended March 31, 2020 and their respective percentage of sales for each such product:

AlphaMeta
JM Ocean Avenue Cameroun SUARL	30%
PT. JMOA Indonesia International	18%
JM Ocean Avenue Togo SARLU	11%

Angels Secret
JM Ocean Avenue Cameroun SUARL	31%
JM Ocean Avenue Togo SARLU	12%
JM Ocean Avenue Côte d’Ivoire SARLU	11%

AlphaSpin
JM Ocean Avenue Cameroun SUARL	25%
JM Ocean Avenue Cambodia SARLU	20%
JM Ocean Avenue Côte d’Ivoire SARLU	13%
JM Ocean Avenue Togo SARLU	11%

Based on total revenue, below are the customers who contributed to >10% of our revenue for the year ended March 31, 2020:

JM Ocean Avenue Cameroun SUARL	30%
PT. JMOA Indonesia International	12%
JM Ocean Avenue Togo SARLU	12%
JM Ocean Avenue Côte d’Ivoire SARLU	11%

We typically enter into 3-year supply contracts with our customers, which is terminable upon proper notice provided that no contract may be terminated until all outstanding purchase orders have been fully performed, expired or terminated pursuant to their respective terms. The supply contracts typically provide for payment of a deposit of 50% of the value of products ordered in any purchase order within 5 working days of our acceptance of such purchase order. The balance is due within 90 days of the date stated in the bill of lading evidencing shipment of the products to the customer. If a customer fails to make payment on time, late interest of 8% per annum is levied on the outstanding balance until payment is received in full.

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

Property

We took over a lease for approximately 150 square feet of office space at 1733-35, 17/F, Gala Place, 56 Dundas Street, Monkok, Kowloon, Hong Kong with the landlord, Hang Lung Real Estate Agency Limited from JM Ocean Avenue (HK) Limited, the original tenant from October 1, 2017, the novation date through June 22, 2020. The monthly rental was for HK$78,500 (exclusive of management fees and air-conditioning charges), government rates and other charges. Our obligations under the novation agreement are guaranteed by Tsui Tsz Hong Ivan, who is the general manager of Grand World. In anticipation of the expiration of this lease, we, through its subsidiary, Grand World entered into a new lease agreement on May 4, 2020 with Great Honest Creation Limited to lease the premises at Office 08 on 22nd Floor, China Shipbuilding Tower, No. 650 Cheung Sha Wan Road, Kowloon, Hong Kong. The term of the lease is from May 4, 2020 through May 31, 2022 and provides for a monthly rent of HK$18,700, approximately $2,412 (excluding a management fee of HK$1,997, approximately $258). We will enjoy a rent-free lease from May 4, 2020 through May 31, 2020. The premises will henceforth be our new headquarters.

Grand World leased a bonded warehouse from Dachser International Freight Forwarding (Shenzhen) Limited at the Guangzhou Branch at Guangzhou Baiyun International Airport for an original term from February 1, 2017 through February 1, 2018.The contract was renewed in December 2018 with a term from December 21, 2018 through December 21, 2019 and was not renewed upon its expiration. The storage charges comprise (i) a lease area calculated at RMB 175/cbm/month with a minimum lease area of 50m2 and (ii) the weight of the cargo at RMB 0.25/KG/day with minimum charges for 15 days storage and RMB30 per bill. The bonded warehouse agreement also provides for a schedule of charges levied for customs clearance/CIQ declaration, cargo handling, cargo sorting and airport clearance charges.

Grand World has leased another bonded warehouse form Mainfreight International Logistics (Shanghai) Co. Ltd Guangzhou Branch at Guangzhou Baiyun International Airport for a term from August 1, 2019 to August 1, 2020. The storage charges the weight of the cargo at RMB 0.20/KG/day with minimum charges for 10 days storage and RMB20 per bill. The bonded warehouse agreement also provides for a schedule of charges levied for customs clearance/CIQ declaration, cargo handling, cargo sorting and airport clearance charges.

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

Employees

As of March 31, 2020, JMax has approximately 10 employees, comprising two officers, a company secretary, an operations manager, a senior finance manager, a human resource supervisor, an account supervisor, an administrative supervisor, an administrative assistant and a data entry clerk. These employees are located in Hong Kong and the People’s Republic of China. Grand World has 6 employees in Hong Kong.

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

D. Properties, Plants and Equipment

We took over a lease for approximately 150 square feet of office space at 1733-35, 17/F, Gala Place, 56 Dundas Street, Monkok, Kowloon, Hong Kong with the landlord, Hang Lung Real Estate Agency Limited from JM Ocean Avenue (HK) Limited, the original tenant from October 1, 2017, the novation date through June 22, 2020. The monthly rental was for HK$78,500 (exclusive of management fees and air-conditioning charges), government rates and other charges. Our obligations under the novation agreement are guaranteed by Tsui Tsz Hong Ivan, who was then the general manager of Grand World. In anticipation of the expiration of this lease, we, through its subsidiary, Grand World entered into a new lease agreement on May 4, 2020 with Great Honest Creation Limited to lease the premises at Office 08 on 22nd Floor, China Shipbuilding Tower, No. 650 Cheung Sha Wan Road, Kowloon, Hong Kong. The term of the lease is from May 4, 2020 through May 31, 2022 and provides for a monthly rent of HK$18,700, approximately $2,412 (excluding a management fee of HK$1,997, approximately $258). We will enjoy a rent-free lease from May 4, 2020 through May 31, 2020. The premises will henceforth be our new headquarters.

Grand World leased a bonded warehouse from Dachser International Freight Forwarding (Shenzhen) Limited at the Guangzhou Branchat Guangzhou Baiyun International Airport for an original term from February 1, 2017 through February 1, 2018. The contract was renewed in December 2018 with a new term from December 21, 2018 through December 21, 2019and was not renewed on its expiration. The storage charges comprise (i) a lease area calculated at RMB 175/cbm/month with a minimum lease area of 50m2 and (ii) the weight of the cargo at RMB 0.25/KG/day with minimum charges for 15 days storage and RMB30 per bill. The bonded warehouse agreement also provides for a schedule of charges levied for customs clearance/CIQ declaration, cargo handling, cargo sorting and airport clearance charges.

Grand World has leased another bonded warehouse form Mainfreight International Logistics (Shanghai) Co. Ltd Guangzhou Branch at Guangzhou Baiyun International Airport for a term from August 1, 2019 to August 1, 2020. The storage charges the weight of the cargo at RMB 0.20/KG/day with minimum charges for 10 days storage and RMB20 per bill. The bonded warehouse agreement also provides for a schedule of charges levied for customs clearance/CIQ declaration, cargo handling, cargo sorting and airport clearance charges.

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

A. Operating Results

Overview and Highlights

Company Background

JMax International Limited (“JMax”, “we” or the “Company”) was incorporated under the law of the Cayman Islands with limited liability on September 8, 2016. We are the holding company of Grand World Pro Limited (“Grand World”), a limited liability company incorporated under the laws of Hong Kong on February 26, 2014. Grand World is the holding company of its wholly-owned subsidiary of Grand World Malaysia Sdn. Bhd. (“Grand World Malaysia”), a limited liability company incorporated under the law of Malaysia on February 18, 2020.

Grand World is a trading, logistics and distribution company, which procures products, sells and distributes premium healthcare and household products to marketing and distribution companies in approximately 30 countries. Grand World Malaysia mainly operates in Southeast Asian market.

We acquired Grand World on January 11, 2017 (the “Grand World Acquisition”) and prior to that, had no business operations or revenue. All our revenue is derived indirectly through Grand World. We do not own any real estate and our fiscal year ends on March 31.

Results of Operations

Year Ended March 31, 2020, 2019 and 2018

	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018

Revenue	$5,055,265	$7,622,593	$7,157,209
Cost of revenue	(3,939,449)	(5,851,077)	(4,970,947)
Gross profit	1,115,816	1,771,516	2,186,262

Operating expenses:
General and administrative expenses	(5,328,855)	(1,393,364)	(933,142)
Selling expenses	(98,994)	(178,858)	(132,602)
Total operating expenses	(5,427,849)	(1,572,222)	(1,065,744)

(Loss) income from operations	(4,312,033)	199,294	1,120,518

Other expense and income
Other income (expense)	102	-	(1,294)

(Loss) income before income tax expense	(4,311,931)	199,294	1,119,224

Provision for income tax benefit (expense)	598,538	(135,012)	(312,598)

Net (loss) income	$(3,713,393)	$64,282	$806,626

Revenue

Our revenue for the years ended March 31, 2020, 2019 and 2018 was $5,055,265, $7,622,593 and $7,157,209, respectively. Our revenue breakdown by major products for relevant periods is as follows:

	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018

AlphaMeta	$2,203,508	$3,336,224	$2,276,457
Angels Secret	856,085	1,897,234	1,375,018
AlphaSpin	1,298,597	1,392,553	2,404,330
Total	$4,358,190	$6,626,011	$6,055,805
Revenue	$5,055,265	$7,622,593	$7,157,209
% to total revenue	86.2%	86.9%	84.6%

Cost of Revenue

Cost of revenue for the years ended March 31, 2020, 2019 and 2018, was $3,939,449, $5,851,077 and $4,970,947, respectively. Cost of revenue decreased by 33% in the year ended March 31, 2019 from the year ended March 31, 2019 and is in tandem with the 34% decrease of revenue for the same periods. Cost of revenue increased by 18% from the year ended March 31, 2018 to the year ended March 31,2019 and this was a result of a decrease in sales volume year over year because of market competition.

Gross Profit

Gross profit for the years ended March 31, 2020, 2019 and 2018 was $1,115,816, $1,771,516 and $2,186,262, respectively. Gross profit margin was 22.1%, 23.2% and 30.5%, respectively. The gross profit margin decrease for the year ended March 31, 2020 from the prior year and for the year ended March 31, 2019 from the prior year was primarily due to (1) the adjustment of the unit price for some of our products in February 2019 to maintain our market competitiveness; and (2) the low gross profit margins of the new products with minimal sales.

General and Administration Expenses

Our general and administration expenses for the years ended March 31, 2020, 2019 and 2018 was $5,328,855, $1,393,364 and $933,142, respectively. General and administration expenses consist primarily of bad debt allowance expenses, office rental expenses, payroll expenses and professional fees. The bad debt allowance expenses were $3,785,151, nil and nil, respectively; the rental fees were $205,432, $169,403 and $122,472, respectively; the payroll expenses were $641,553, $444,464 and $330,564, respectively; and the professional fee were $448,174, $553,550 and $370,782, respectively for each of the years ended March 31, 2020, 2019 and 2018.

The increase in general and administration expenses from the year ended March 31, 2019 to the year ended March 31, 2020 was primarily due to (1) the bad debt allowance of accounts receivable; (2) new members of the management team joining in March 2019 and salary adjustments for the management team; and (3) a new operation office being leased in October 2018 , of which 12 months and 5 months of rental fee was recognized for the year ended March 31, 2020 and 2019, respectively. With regard to the bad debt allowance of accounts receivable, our customers’ business and their collections have been significantly hindered because of the current COVID-19 pandemic and its impact on the global economy. As a result of the impact on our customers’ collections, they have likewise delayed payments to us. We have treated some of the delays as an expected credit loss and provided a bad debt allowance of accounts receivable.

The increase in general and administration expenses in the year ended March 31, 2020 was partially offset by the decrease in professional fee.

The increase in general and administration expenses from the year ended March 31, 2018 to the year ended March 31, 2019 was primarily due to (1) more members of the management team; (2) professional fees incurred in the preparation of our registration statement; and (3) a new operation office leased in October 2018.

Selling Expenses

Our selling expenses, primarily consisting of our sales team’s payroll for the years ended March 31, 2020, 2019 and 2018 was $98,994, $178,858 and $132,602, respectively. Payroll expenses were $84,303, $167,977 and $126,003, respectively. The fluctuation was primarily due to the fluctuation in payroll expenses of our sales team corresponds to sales fluctuations of our products.

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

Hong Kong

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment)(No.3) Ordinance 2018 (“the Ordinance”) of Hong Kong became effective on April 1, 2018. Under the two-tier profit tax rates regime, the profits tax rate for the first HK$ 2 million (approximately $255,405) of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%.

Our provision for income tax benefit for the year ended March 31, 2020 was $598,538, while the provision for income tax expenses for year ended March 31, 2019 and 2018 was $135,012 and $312,598, respectively, and the effective tax rates were 13.9%, 67.7% and 27.9%, respectively.

Impact from COVID-19

In early January of 2020, a novel coronavirus (“COVID-19”) outbreak took place in China. Subsequently, it has spread rapidly to Asia and other parts of the world. The COVID-19 outbreak has resulted in worldwide economic disruptions, as well as stringent government measures by different regions’ government to contain its transmissions including quarantines, travel restrictions, and temporary closures of non-essential businesses.

COVID-19 has had an impact on our operation since February 2020, resulting in delayed logistics, increased purchase price of products and decreased order volumes. In February 2020, a period of time that the domestic warehouses were locked down due to COVID-19 outbreak in China and we changed our delivery warehouse from Guangzhou China to Malaysia. However, in March 2020, as COVID-19 has been contained in China but broken out outside China, domestic logistics recovered but overseas logistics was affected instead. Warehouses in Malaysia were locked down, reopening only on May 18, 2020, which has affected the efficiency ofdeliveries. The outbreak of COVID-19 has caused increased purchase price of raw material and further increased purchase prices of finished products. We reported decreased order volumes since March 2020, mainly due to the fact that our clients’ business and operation have also been adversely affected by COVID-19.

To mitigate the impact of COVID-19, we have increased the unit selling prices of our by approximately 10% since May 2020.We also have enriched our product categories by launching new products to attract more clients. As of [June 15, 2020], COVID-19 is still being transmitting around the world. And we mainly generated revenue from outside Mainland China and we expect our business and financial performance for the year ended March 31, 2021 to be affected adversely from COVID-19. We also expect the aforementioned negative impact to gradually abate in the coming seasons when the outbreak stabilizes in other regions in the world or when a vaccine gets introduced. Nevertheless, due to the uncertainty on future developments, which cannot be predicted with confidence at this time, we are not able to assess the overall or long-term effects the outbreak may have on our financial results and business operations.

Liquidity and Capital Resources

We had cash of $929,218 and working capital of $2,925,977 as of March 31, 2020.

We have financed our operations since inception from the sale of ordinary shares, capital contributions from shareholders and cash flows from operations. We expect to continue to finance our operations by selling our ordinary shares and by generating income from the sale of our products.

We believe that available cash and accounts receivable should enable us to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued.

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

Lease

On April 1, 2019, the Company adopted Accounting Standards Update (“ASU”) 2016-02 (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheet. See Note 8 for additional information.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

Operating lease right-of-use of assets

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Operating lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise.

Lease liability is measured at amortized cost using the effective interest rate method. It is remeasured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company assessment of option purchases, contract extensions or termination options.

Short-term leases and leases of low value assets

The Company has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low value assets. Lease payments associated with these leases are expensed as incurred.

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

Condensed Summary of Our Cash Flows

Year ended March 31, 2020, 2019 and 2018

	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018

Net cash used in operating activities	$(1,920,910)	$(3,303,637)	$(953,024)
Net cash used in investing activities	(3,119)	(7,468)	(13,103)
Net cash provided by financing activities	72,610	-	2,236,000
Net (decrease) increase in cash	(1,851,419)	(3,311,105)	1,269,873
Cash, beginning balance	2,780,637	6,091,742	4,821,869
Cash, ending balance	$929,218	$2,780,637	$6,091,742

Operating activities

Net cash used in operating activities amounted to $1,920,910 for the year ended March 31, 2020, consisting primarily of (1) $3,713,393 of net loss, adjusted for certain non-cash items, which primarily included bad debt provision of $3,785,151, amortization of operating lease right-of-use asset of $172,977, depreciation and amortization expense of $41,357 and stock-based compensation expense of $35,413; (2) an increase of accounts receivable of $ 2,943,803; and (3) a decrease of operating lease liabilities of $190,395, partially offset by (1) an increase in accounts payable of $1,113,533; (2) a decrease of inventory of $267,889; and (3) an increase in accrued expenses and other payables of $220,378.

Net cash used in operating activities amounted to $3,303,637 for the year ended March 31, 2019, consisting primarily of (1) an increase of accounts receivable of $2,722,188; (2) an increase of advance to suppliers and other current assets of $575,750; (3) a decrease of income tax payable of $293,253; and (4) a decrease of advance from customers of $274,550, partially offset by (1) $64,282 of net income, adjusted for certain non-cash items, which primarily included depreciation and amortization expense of $39,322 and stock-based compensation expense of $25,614; and (2) a decrease of inventory of $448,187.

Net cash used in operating activities amounted to $953,024 for the year ended March 31, 2018, consisting primarily of (1) an decrease of advance from customers of $1,118,521; (2) an increase of accounts receivable of $739,106; and (3) an increase of inventory of $410,534; partially offset by (1) $806,626 of net income; (2) an increase of taxes payable of $288,892; and (3) an increase of accounts payable of $138,264.

Investing activities

Net cash used in investing activities amounted to $3,119, $7,468 and $13,103 for years ended March 31, 2020, 2019 and 2018, respectively, which were due to purchase of property and equipment.

Financing activities

Net cash provided by financing activities amounted to $72,610 for the year ended March 31, 2020. It was due to advance proceeds from our private placement which has yet to be consummated.

Net cash provided by financing activities amounted to $nil for the year ended March 31, 2019.

Net cash provided by financing activities amounted to $2,236,000 for the year ended March 31, 2018. It was due to proceeds from an ordinary share issuance.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, including those interim periods within those fiscal years. The Company is currently assessing the impact of adopting this standard, but based on a preliminary assessment, does not expect the adoption of this guidance to have a material impact on its condensed consolidated financial statements.

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

Contractual Obligations

The following table presents a summary of our contractual obligations and payments, by period, as of March 31, 2020.

	Payments Due by Period
	Total	Less than 1 Year	1-2 Years
Operating lease obligations	$46,494	$46,494	$-

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table lists each of our executive officers and directors and their respective ages and positions as of the date of this annual report. Unless otherwise indicated, the address of each person named in the table below is c/o Office 08 on 22nd Floor, China Shipbuilding Tower, No. 650 Cheung Sha Wan Road, Kowloon, Hong Kong.

Name	Age	Position
Chee Boon Chiew	57	Director, Chief Executive Officer and Chairman
Yi Luo	39	Chief Financial Officer (non-director)
Chyun Yang	47	Secretary

Set forth below is a brief biography of each of our executive officers and directors.

Chee Boon Chiew 57, is a director and has served as our Chief Executive Officer since December 1, 2017. Mr Chiew has experience in business expansion and identifying new high-growth strategies. His global experience in sales, management, communications and strategic planning is a great contribution to our organization. Mr Chiew was the Executive Director of Donut Empire in 2007. Mr Chiew was responsible for orchestrating the acquisition of Munchy Donut and from there built 13 donut outlets in Singapore in a short span of 6 months. Subsequently and with Mr Chiew’s network connections in Asian and expertise, the business expanded into Malaysia, Indonesia, Dubai, Saudi Arabia and India, eventually increasing its sales volume five-fold. From 2011 to the October 2017, Mr Chiew was the Executive Director of SGI Holdings and Group of Companies; from 1992 to 2002, he was the Managing Director of Forever Living Products Singapore, Malaysia and Brunei; from 1983 to the 2015, he was the Founder and President of Gold Lion Business School. Mr Chiew has attained a Diploma in Electronic and Electrical Engineering from Singapore Technical Institution.

Yi Luo, 39, has served as our Chief Finance Officer since February 1, 2018. From 2013 to 2017, Mr Luo was the Managing Director of Guangdong Jinshi Capital Co., Ltd. He was the Senior Manager of Marcum Bernstein & Pinchuk LLP Guangzhou office from 2008 to 2013 and the Senior Auditor of Price Waterhouse Coopers from 2004 to 2008. Mr. Luo graduated from Sun Yat-sen University with a Bachelor of Accountancy and had completed the EMBA course from the same university. He has also achieved s Qualification Certificate of Independent Director from the Shanghai Stock Exchange. He is a qualified AICPA, AUICPA, ACCA and also obtained the Securities Qualification Certificate. Yi Luo is not a director of the Company.

Chyun Yang, 47, has served as our Company Secretary since December 1, 2017. Ms Yang brings a wealth of experience to the organization from her background in office administration, management, sales distribution, marketing and operations. From 2016 to the November 2017, Ms Yang was the Assistant General Manager of SGI Holdings and Group of Companies. She ws the General Manager of VenVici Pte Ltd from 2015 to 2016 and the Regional Director (Europe and Russia) with Amega Global Group of Companies from 2012 to 2015. She was s director of Rich n Yang Enterprise Pte Ltd from 1997 to 2011. She has attended the University of Singapore School of Architecture and Building and is an Accredited Career Development Facilitator.

Directors and Officers of Grand World

Khai Wah Chong, 41, is the sole director of Grand World. Mr Chong also holds the position of General Manager of Grand World from April 1, 2019. Mr Chong is a nutritionist and his experience in product development, product analysis, product strategy and product marketing has greatly contributed to the direction of the Company. From June 2015 to July 2017, Mr Chong was a freelance product development consultant. From 2013 to May 2015, Mr Chong served as the Product Development Director of JM Ocean Avenue; he was the Product Development Manager and Senior Nutritionist of Agape Superior Living Sdn Bhd from 2006 to 2013 and the Senior Nutritionist of Hurley Marketing Sdn Bhd from 2004 to 2006. He served as the Nutritionist of GMC Network Sdn Bhd from 2003 to 2004. Mr graduated with a Bachelor of Science, Nutrition & Community Health from Universiti Pertanian Malaysia (currently known as Universiti Putra Malaysia). Mr Chong is a professional member of Nutrition Society of Malaysia, Nutrition Society of Malaysia Council (2006), Singapore Nutrition & Dietetics Association, Pink Triangle Foundation and MAKNA.

B. Compensation.

Executive Compensation

The following table sets forth the amount of compensation that was paid, earned and/or accrued during the fiscal year ended March 31, 2020, to each of the individuals identified in Item 6.A. above.

Name	Compensation ($)
Directors and Officers
Chee Boon Chiew	120,900
Yi Luo	78,000
Chyun Yang	72,740
Xin Jiang*	-
Khai Wah Chong	52,295

*Xin Jiang resigned as our director on September 6, 2019.

We have not set aside or accrued any amounts to provide pension, retirement or similar benefits to our executive officers and directors.

C. Board practices.

Board of Directors

Our board of directors currently consists of one member. Our amended and restated memorandum and articles of association provide that our board of directors must be composed of at least one director. The number of directors is determined from time to time by resolution of our shareholders. Mr. Chee Boon Chiew serves as Chairman of our board of directors. The Chairman has primary responsibility for providing leadership and guidance to our board and for managing the affairs of our board.

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

D. Employees.

As of March 31, 2020, we had 10 employees, comprising two officers, a company secretary, an operations manager, a senior finance manager, a human resource supervisor, an account supervisor, an administrative supervisor , an administrative assistant and a data entry clerk. These employees are located in Hong Kong and the People’s Republic of China. Grand World has 6 employees in Hong Kong.

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

As required by regulations in Hong Kong, we participate in the compulsory saving scheme where employees are required to contribute to the Mandatory Provident Fund, according to their salaries and the period of employment.

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

The percentage of ordinary shares beneficially owned is based on 630,861,000 ordinary shares issued and outstanding on March 31, 2020. Unless otherwise indicated, the address of each person named in the table below is c/o Office 08 on 22nd Floor, China Shipbuilding Tower, No. 650 Cheung Sha Wan Road, Kowloon, Hong Kong.. Beneficial ownership for the purposes of this table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage

Chee Boon Chiew	300,000,000	47.55%
Zhi Min Sun	100,000,000	15.85%
Brilliant Stars Management Limited (Ivan Tsz Hong Tsui)[1]	50,000,000	7.92%

Directors and Executive Officers:
Chee Boon Chiew	300,000,000	47.55%
Yi Luo*	-	-
Chyun Yang*	-	-
Directors and Executive Officers as a Group (4 persons)	-	-

*	Represents beneficial ownership of less than one percent of ordinary shares outstanding.

1.	Brilliant Stars Management Limited is a Seychelles corporation with its business address at Flat 24, 2/F, No.2 Mei King Street, To Kwa Wan, Kowloon, Hong Kong. Mr. Ivan Tsz Hong Tsui is its sole shareholder and director.

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

Item 9. The Offer and Listing.

A. Offer and listing details.

There is currently no established market for and very limited trading in our ordinary shares. Our ordinary shares are listed on the the OTCQB market under the symbol “JMEXF”. Our ordinary shares trade and have traded on a limited or sporadic basis and should not be deemed to constitute an established public trading market. These factors may reduce the potential market for our ordinary shares by reducing the number of potential investors. This may make it more difficult for investors in our ordinary shares to sell shares to third parties or to otherwise dispose of their shares. This could cause our share price to decline, and there is no assurance that there will be liquidity in our ordinary shares.

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

As of the date of this annual report, our authorized share capital is US$10,000,000 divided into 1,000,000,000 shares of a par value of US$0.01 each (“Ordinary Shares”). As of the date of this annual report, 630,861,000 Ordinary Shares, are issued and outstanding. All of our issued and outstanding Ordinary Shares are fully paid.

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

Freight Forwarder Agreement between Grand World Pro Limited and Dachser Shenzhen Co., Ltd Guangzhou Branch dated December 1, 2018.

Lease agreement between Grand World Pro Limited and Fu Wei Commercial Management (Shenzhen) Limited dated September 26, 2018.

Lease Agreement, dated May 4, 2020, between Great Honest Creation Limited and Grand World Pro Limited.

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

E. Taxation.

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

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). As of March 31, 2020, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended March 31, 2020, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and regulations.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2020. In making this assessment, we used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) (2013 framework) (the “COSO criteria”). Based on our evaluation and the COSO criteria, we determined that, as of March 31, 2020, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with US GAAP.

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

Item 16C. Principal Accountant Fees and Services.

The following table shows the fees that we paid and accrued for audit and other services provided by Marcum Bernstein & Pinchuk LLP (“MBP”), our previous independent registered public accounting firm and Centurion ZD CPA & Co. (“CZD”), our current independent registered public accounting firm, for fiscal years 2020 and 2019.

	Fiscal 2020	Fiscal 2019

Audit Fees	$114,540	$159,721
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

Total	$114,540	$159,721

Audit Fees —This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years. In fiscal year 2020, $99,540 in audit fees were paid to CZD and $15,000 were accrued to CZD. On September 25, 2018, we changed our independent registered public accounting firm from MBP to CZD. In fiscal year 2019, $156,904 and $2,817 in audit fees were paid to CZD and MBP, respectively.

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

During our two most recent fiscal years ended March 31, 2016 and 2017 and through the date of dismissal, we have had no disagreements with Marcum, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum, would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such periods.

Effective September 18, 2018 we engaged Centurion ZD CPA & Co. (“Centurion”) as our new independent registered public accounting firm. During the two most recent fiscal years and through the date of our engagement, we did not consult with Centurion regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (2) any matter that was either the subject of a disagreement or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K). In approving the selection of Centurion as the Company’s new independent registered public accounting firm, our Board of Directors considered all relevant factors.

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

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of JMax International Limited and subsidiaries (the “Company”) as of March 31, 2020 and 2019, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Centurion ZD CPA & Co.
Centurion ZD CPA & Co.

We have served as the Company’s auditor since 2018.
Hong Kong, China

August 12, 2020

JMAX INTERNATIONAL LIMITED AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share and per share data)

	As of March 31,
	2020	2019

ASSETS

CURRENT ASSETS:
Cash	$929,218	$2,780,637
Accounts receivable, net	3,034,200	3,875,548
Advance to suppliers	595,171	483,309
Inventory	31,283	299,172
Other current assets	107,302	134,319
Total current assets	4,697,174	7,572,985

NON-CURRENT ASSETS:
Property and equipment, net	14,116	20,354
Intangible asset, net	216,000	248,000
Deferred tax assets	567,839	—
Right-of-use asset	63,337	-
Goodwill	16,999	16,999
Total non-current assets	878,291	285,353

TOTAL ASSETS	$5,575,465	$7,858,338

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$1,262,666	$149,133
Accrued expenses and other payable	328,693	108,315
Advance from customers	103,927	73,911
Income tax payable	29,992	76,421
Lease payment liability-current	45,919	-
Total current liabilities	1,771,197	407,780

NON-CURRENT LIABILITIES:
Deferred tax liability	-	40,920

TOTAL LIABILITIES	1,771,197	448,700

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Common stock, $0.01 par value, 1,000,000,000 shares authorized, 630,861,000 and 623,600,000 shares issued and outstanding as of March 31, 2020 and 2019, respectively	6,308,610	6,236,000
Additional paid-in capital	61,027	25,614
Retained earnings	(2,565,369)	1,148,024
Total stockholders’ equity	3,804,268	7,409,638
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$5,575,465	$7,858,338

The accompanying notes are an integral part of these consolidated financial statements.

JMAX INTERNATIONAL LIMITED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share and per share data)

	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018

Revenue	$5,055,265	$7,622,593	$7,157,209
Cost of revenue	(3,939,449)	(5,851,077)	(4,970,947)
Gross Profit	1,115,816	1,771,516	2,186,262

Operating expenses:
General and administrative expenses	(5,328,855)	(1,393,364)	(933,142)
Selling expenses	(98,994)	(178,858)	(132,602)
Total operating expenses	(5,427,849)	(1,572,222)	(1,065,744)

(Loss) income from operations	(4,312,033)	199,294	1,120,518

Other expense and income
Other income (expense)	102	-	(1,294)

(Loss) income before income tax expense	(4,311,931)	199,294	1,119,224

Provision for income tax benefit (expense)	598,538	(135,012)	(312,598)

Net (loss) income	$(3,713,393)	$64,282	$806,626

Weighted average number of common shares outstanding – basic and diluted	625,415,250	623,600,000	566,567,213

(Loss) earnings per common share- basic and diluted	$(0.0059)	$0.0001	$0.0014

The accompanying notes are an integral part of these consolidated financial statements.

JMAX INTERNATIONAL LIMITED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In U.S. dollars, except share and per share data)

	Common Stock		Additional Paid-in	Retained	Total Stockholders’
	Shares	Amount	Capital	Earnings	Equity
Balance, March 31, 2017	400,000,000	$4,000,000	$-	$277,116	$4,277,116
Issued shares of common stock	223,600,000	2,236,000	-	-	2,236,000
Net income	-	-	-	806,626	806,626
Balance, March 31, 2018	623,600,000	6,236,000	-	1,083,742	7,319,742
Share base compensation	-	-	25,614	-	25,614
Net income	-	-	-	64,282	64,282
Balance, March 31, 2019	623,600,000	$6,236,000	$25,614	$1,148,024	$7,409,638
Issued shares of common stock	7,261,000	72,610	-	-	72,610
Share base compensation	-	-	35,413	-	35,413
Net loss	-	-	-	(3,713,393)	(3,713,393)
Balance, March 31, 2020	630,861,000	$6,308,610	$61,027	$(2,565,369)	$3,804,268

The accompanying notes are an integral part of these consolidated financial statements.

JMAX INTERNATIONAL LIMITED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except share and per share data)

	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018

Cash flows from operating activities:
Net (loss) income	$(3,713,393)	$64,282	$806,626
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Bad debt allowance	3,785,151	-	-
Depreciation and amortization	41,357	39,322	35,874
Deferred tax	(608,759)	(5,280)	(5,280)
Stock-based compensation	35,413	25,614	-
Amortization of operating lease right-of-use asset	172,977	-	-
Change in current assets and liabilities:
Accounts receivable	(2,943,803)	(2,722,188)	(739,106)
Inventory	267,889	448,187	(410,534)
Amount due to a director	-	-	(12,870)
Operating lease liabilities	(190,395)	-	-
Other current assets	(84,845)	(575,750)	32,534
Accounts payable	1,113,533	(37,372)	138,264
Income tax payable	(46,429)	(293,253)	288,892
Advance from customers	30,016	(274,550)	(1,118,521)
Accrued expenses and other payable	220,378	27,351	31,097
Net cash used in by operating activities	(1,920,910)	(3,303,637)	(953,024)

Cash flows from investing activities:
Purchases of property and equipment	(3,119)	(7,468)	(13,103)
Net cash used in investing activities	(3,119)	(7,468)	(13,103)

Cash flows provided by financing activities:
Proceeds from issuances of shares	72,610	-	2,236,000
Net cash provided by financing activities	72,610	-	2,236,000

Net (decrease) increase in cash	(1,851,419)	(3,311,105)	1,269,873

Cash, beginning balance	2,780,637	6,091,742	4,821,869

Cash, ending balance	$929,218	$2,780,637	$6,091,742

Supplemental cash flows information:
Interest paid	$-	$-	$-
Income tax paid	$56,595	$433,545	$28,986

The accompanying notes are an integral part of these consolidated financial statements.

JMAX INTERNATIONAL LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

Note 1 - Organization and Description of Business

JMax International Limited was incorporated under the law of the Cayman Islands with limited liability on September 8, 2016. JMax International Limited is a holding company of its wholly-owned subsidiary, Grand World Pro Limited (“Grand World”). Grand World was incorporated under the law of Hong Kong with limited liability on February 26, 2014 and wholly-owns Grand World Malaysia Sdn. Bhd.(“Grand World Malaysia”). Grand World Malaysia was incorporated on February 18, 2020 under the law of Malaysia with limited liability. JMax International Limited, Grand World and Grand World Malaysia are hereinafter collectively referred to as the “Company”.

Grand World is a trading, logistics and distribution company, which procures products and sells and distributes such products to marketing and distribution companies with a market presence in approximately 30 different countries. Such products include premium healthcare related consumer products. Grand World Malaysia mainly operates in Southeast Asian market. Currently, all the Company’s revenues are derived from Grand World and Grand World Malaysia operations.

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

JMAX INTERNATIONAL LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Accounts Receivable

The Company maintains allowance for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to estimate the allowance. For the years ended March 31, 2018, 2019 and 2020, the Company recognized bad debt allowance of nil, nil and $3,785,151, respectively. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted.

Inventory

Inventory primarily consists of finished goods and is valued at the lower of the inventory’s cost (weighted average basis) or net realizable value. Management compares the cost of inventory with its net realizable value and an adjustment is made to write down inventory to net realizable value, if lower.

JMAX INTERNATIONAL LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

Note 2 - Summary of Significant Accounting Policies - continued

Lease

On April 1, 2019, the Company adopted Accounting Standards Update (“ASU”) 2016-02 (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheet. See Note 8 for additional information.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

Operating lease right-of-use of assets

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Operating lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise.

Lease liability is measured at amortized cost using the effective interest rate method. It is remeasured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company assessment of option purchases, contract extensions or termination options.

Short-term leases and leases of low value assets

The Company has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low value assets. Lease payments associated with these leases are expensed as incurred.

JMAX INTERNATIONAL LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in our provision for income taxes line of our consolidated statements of operations for the years ended March 31, 2020, 2019 and 2018, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

JMAX INTERNATIONAL LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

Note 2 - Summary of Significant Accounting Policies - continued

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, including those interim periods within those fiscal years. The Company is currently assessing the impact of adopting this standard, but based on a preliminary assessment, does not expect the adoption of this guidance to have a material impact on its condensed consolidated financial statements.

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

FOR THE YEARS ENDED MARCH 31, 2019 AND 2020

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

JMAX INTERNATIONAL LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2019 AND 2020

(In U.S. dollars, except share and per share data)

Note 3 - Cash

	As of March 31,
	2020	2019

Cash on hand	$1,620	$9,005
Cash at bank	927,598	2,771,632
	$929,218	$2,780,637

Note 4 - Accounts Receivable, net

Accounts receivable consisted of the following:

	As of March 31,
	2020	2019

Accounts receivable	$6,819,351	$3,875,548
Less: allowance for doubtful accounts	(3,785,151)	-
	$3,034,200	$3,875,548

Allowance for doubtful accounts:	As of March 31,
	2020	2019

Balance at beginning of year	$-	$-
Addition	(3,785,151)	-
Written off	-	-
Balance at end of year	$(3,785,151)	$-

JMAX INTERNATIONAL LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

Note 5 - Other Current Assets

As of March 31, 2020 and 2019, other current assets consisted of the following:

	As of March 31,
	2020	2019

Other receivable	101,323	120,451
Prepaid expenses	5,979	13,868
	$107,302	$134,319

Note 6 - Property and Equipment, net

As of March 31, 2020 and 2019, property and equipment consisted of the following:

	As of March 31,
	2020	2019

Office furniture and fixtures	$35,608	$32,489
Less: Accumulated Depreciation	(21,492)	(12,135)
	$14,116	$20,354

Depreciation expenses were $9,357, $7,322 and $3,874, for the years ended March 31, 2020, 2019 and 2018, respectively.

Note 7 – Intangible Asset, net

As of March 31, 2020 and 2019, intangible assets consisted of the following:

	As of March 31,
	2020	2019

Distribution Channel	$320,000	$320,000
Less: Accumulated Amortization	(104,000)	(72,000)
	$216,000	$248,000

	Weighted Average Amortization Period (Years)	March 31, 2018	Acquisitions	Impairment Charges	March 31, 2019	Acquisitions	Impairment Charges	March 31, 2020

Distribution Channel	10	$320,000	-	-	320,000	-	-	320,000

Amortization expense was $32,000, $32,000 and $32,000 for the years ended March 31, 2020, 2019 and 2018, respectively. Amortization expense is $32,000 for each of the next 5 years.

JMAX INTERNATIONAL LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

NOTE 8 – LEASES

The Company leases office space under non-cancelable operating lease agreements with expiration dates in 2020. The lease terms may include options to extend or terminate the lease when it is reasonably certain the Company will exercise that option. Certain of the arrangements have free rent periods or escalating rent payment provisions. Leases with an initial term of twelve months or less are not recorded on the consolidated balance sheets. The Company recognizes rental expense on a straight-line basis over the lease term.

The components of lease expense for the year ended March 31, 2020 were as follows:

	Statement of Income Location	For the year ended March 31, 2020

Lease Costs
Operating lease expense	General and administrative expenses	$177,082
Total lease expenses		$177,082

Maturity of lease liabilities under the non-cancelable operating leases as of March 31,2020 were as follows:

Operating

Total lease payments in remaining 2020	$46,494
Less: interest	575
Present value of lease liabilities	$45,919

Note 9 - Accrued Expenses and Other Payable

As of March 31, 2020 and 2019, accrued expenses and other payable consisted of the following:

	As of March 31,
	2020	2019

Accrued payroll	$52,218	$61,095
Other payable	276,475	47,220
	$328,693	$108,315

JMAX INTERNATIONAL LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

Note 10 - Income Taxes

Cayman Islands

JMax International Limited was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, JMax International Limited is not subject to tax on its income and capital gains.

Hong Kong

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment)(No.3) Ordinance 2018 (“the Ordinance”) of Hong Kong became effective on April 1, 2018. Under the two-tier profit tax rates regime, the profits tax rate for the first HK$ 2 million (approximately $255,405) of assessable profits of a corporation will be subject to the lowered tax rate of 8.25%, while the remaining assessable profits will be subject to the legacy tax rate of 16.5%. The provision for current income and deferred taxes of the Grand World has been calculated by applying the new tax rate of 8.25% and original tax rate of 16.5% for the year ended March 31, 2020 and 2019, and calculated by applying the original tax rate of 16.5% for the year ended March 31, 2018, respectively.

The provision for income expense consisted of the following components:

	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018

Current	$10,221	$140,292	$317,878
Deferred	(608,759)	(5,280)	(5,280)
Total provision	$(598,538)	$135,012	$312,598

Reconciliation between the Company’s actual provision for income tax expense and the provision at the statutory rate is as follow:

	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018

(Loss) income before income tax expense	$(4,311,931)	$199,294	$1,119,224

(Benefit) provision for taxes at Hong Kong statutory tax rate	(355,734)	16,442	184,672
Impact of different tax rate in other jurisdiction	360,675	118,570	101,837
Impact of non-deductible expenses	(603,479)	-	26,089
Effective Income Tax	$(598,538)	$135,012	$312,598

As of March 31, 2020 and 2019, the significant components of the deferred tax assets and deferred tax liabilities are summarized below:

	As of March 31,
	2020	2019

Deferred Tax Asset
Bad debt allowance	$603,479	$-
Total deferred tax asset	$603,479	$-

Deferred Tax Liability
Intangible asset acquired in acquisition	$35,640	$40,920
Total deferred tax liability	$35,640	$40,920
Net deferred tax asset (liability)	$567,839	$(40,920)

JMAX INTERNATIONAL LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

Note 11 - Ordinary Share

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

Private Placement

On October 21, 2017, JMax International Limited completed the closing of a private placement pursuant to which JMax International Limited totally sold 223,600,000 units, each such unit consisting of 1 share of common stock, at $0.01 per share for gross proceeds of $2,236,000.

On September 6, 2019, the board of JMax International Limited approved that JMax International Limited is offering to sell up to 100,000,000 of ordinary shares at a price of $0.01 per Share (“Private Placement”), The Private Placement is being made directly by JMax International Limited without the use of broker, dealer, underwriter or other intermediary, only to investors approved by JMax International Limited. The offering period expired on March 31, 2020.

On December 28, 2019, JMax International Limited completed the closing of the Private Placement pursuant to which JMax International Limited totally sold 7,261,000 units, each such unit consisting of 1 share of common stock, at $0.01 per share for gross proceeds of $72,610.

Note 12 - Share-Based Compensation

A total of 124,720,000 ordinary shares were reserved for issuance. On July 10, 2018, the Board of Directors adopted the 2018 option agreement (the “2018 Incentive Plan”), which allows JMax International Limited to grant 5,000,000 options to its directors, officers, employees and 28,600,000 options to its third party service providers, at an exercise price of $0.01 per ordinary share and the requisite service period is four years. Twenty-five percent of the option shares shall become vested shares upon optionee’s completion of one year of service measured from July 10, 2018 and the balance of the option shares shall become vested shares in a series of twelve successive equal quarterly installments upon optionee’s completion of each additional quarter of service over the twelve-quarter period measured from the first anniversary of July 10, 2018.

The number of stock options as of March 31, 2020 and 2019 is as follows:

Options Granted

	Number of shares	Weighted Average Exercise Price	Remaining Contractual Term in Years

Outstanding, July 10, 2018	-	$-	-
Granted	33,600,000	0.01	-
Exercised	-	-	-
Forfeited	-	-	-
Canceled	-	-	-
Outstanding, March 31, 2019	33,600,000	$0.01	9.28
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Canceled	-	-	-
Outstanding, March 31, 2020	33,600,000	$0.01	8.28
Exercisable, March 31, 2020	12,600,000	-	-

JMAX INTERNATIONAL LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

Note 13 - Share-Based Compensation - continued

Stock Option Valuation Assumptions

The fair value of stock option grants is estimated on the date of grant using the Binomial option pricing model which amounted to $141,651. The following weighted average assumptions were used to value grants made for the years ended March 31, 2020.

For the year ended March 31, 2020
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

The stock-based compensation recognized were $35,413, $25,614 and $nil for the years ended March 31, 2020, 2019 and 2018, respectively.

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

	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018

Numerator:
Net (loss)income	$(3,713,393)	$64,282	$806,626
Denominator:
Weighted-average shares outstanding-Basic and diluted	625,415,250	623,600,000	566,567,213
Earnings per share
-Basic and diluted	$(0.0059)	$0.0001	$0.0014

JMAX INTERNATIONAL LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The following table sets forth the concentration of customers:

	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018

Percentage of the Company’s sales
Customer A	30%	23%	24%
Customer B	12%	16%	17%
Customer C	12%	13%	16%
Customer D	11%	11%	-%
	65%	63%	57%

	As of March 31,
	2020	2019

Accounts receivable of above customers	$2,298,791	$2,354,886

The following table sets forth the concentration of suppliers:

	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018

Percentage of the Company’s purchases
Supplier A	17%	10%	36%
Supplier B	58%	54%	24%
Supplier C	23%	35%	21%
Supplier D	-%	-%	15%
	98%	99%	96%

	As of March 31,
	2020	2019

Accounts payable of above suppliers	$1,058,495	$136,515

JMAX INTERNATIONAL LIMITED AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

Note 16 - Financial instruments

The Company financial instruments primarily comprise of cash, accounts receivable, and accounts payable, which were carried at cost as of March 31, 2020 and 2019. The carrying value approximated fair value due to their short-term nature.

Note 17 - Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of March 31, 2020 and through the issuance date of these consolidated financial statements.

Note 18 - Subsequent Events

In early January of 2020, a novel coronavirus (“COVID-19”) outbreak took place in China. Subsequently, it has spread rapidly to Asia and other parts of the world and resulted in worldwide economic disruptions. COVID-19 has become a pandemic and has had a negative impact on the Company’s operation since February 2020, resulting in delayed logistics, increased purchase price of products and decreased order volume. To mitigate the impact of COVID-19, the Company has increased the unit selling price correspondingly and launched new product to attract more clients.

As of the report day, COVID-19 is continuously transmitting around the world. Since we are relying on revenue generated from outside Mainland China and we expect our business and financial performance for the year ended March 31, 2021 will be adversely affected from COVID-19. We anticipate the aforementioned negative impact to gradually mitigate in the coming seasons when the outbreak becomes more controllable in the world. Nevertheless, due to the uncertainty on future developments, we are not able to assess the overall or long term effect the outbreak may have on our financial results and business operations.

The Company has not identified any other material reportable subsequent events that would have required adjustment or disclosure in the consolidated financial statements except for the above mentioned matter.

Item 19. Exhibits .

The following Exhibits are filed as part of this Form 20-F:

Exhibit No.	Exhibit Description	Filed Herewith
3.1†	Memorandum and Articles of Association of JMax International Limited
3.2†	Amended and Restated Memorandum and Articles of Association of JMax International Limited dated April 19, 2017
4.1†	Form of Ordinary Share Certificate
8.1	Subsidiaries of Registrant	*
10.1†	English Translation of the Freight Forwarding Agreement entered into by and between Grand World Pro Limited and Dachser (Shenzhen) Co. Ltd, Guangzhou Branch dated December 1, 2016.
10.2†	English Translation of the Bonded Goods Warehousing Service Contract entered into by and between Grand World Pro Limited and Dachser (Shenzhen) Co. Ltd, Guangzhou Branch dated February 1, 2017.
10.3†	English Translation of the Freight Forwarding Agreement entered into by and between Grand World Pro Limited and United Ocean International Logistics (UK) Co Ltd dated June 12, 2017.
10.4†	English Translation of the Freight Forwarding Agreement entered into by and between Grand World Pro Limited and Guangzhou Star Line International Express Limited dated November 15, 2016.
10.5†	Lease Agreement entered by and among Huang Lung Real Estate Agency Limited, Grand World Pro Limited and Tsui Tsz Hong Ivan dated October 2, 2018.
10.6†	Form of Employment Agreement between JMax International Limited and its executive officers.
10.7†	Employment Agreement entered into by and between the JMax International Limited and Mr. Chiew Chee Boon dated December 1, 2017.
10.8†	Employment Agreement entered into by and between the JMax International Limited and Mr. Yi Luo dated February 1, 2018.
10.9†	Employment Agreement entered into by and between the JMax International Limited and Ms. Chyun Yang dated January 1, 2018.
10.10†	Share Purchase Agreement entered into by and among JMax International Limited, JM Ocean Avenue International Corporation Limited and Grand World Pro Limited dated January 11, 2017.
10.11†	Instrument of Transfer stamped with the date of January 20, 2017.
10.12†	Form of the Subscription Agreement
10.13††	Consulting Agreement with Guowei Ren
10.14†††	English Translation of lease agreement between Grand World Pro Limited and Fu Wei Commercial Management (Shenzhen) Limited dated September 26, 2018.
10.15†††	English Translation of the Bonded Goods Warehousing Service Contract entered into by and between Grand World Pro Limited and Dachser International Freight Forwarding (Shenzhen) Co. Ltd, Guangzhou Branch dated December, 2018.
10.16††† 10.17††††

English Translation of the Freight Forwarder Agreement between Grand World Pro Limited and Dachser Shenzhen Co., Ltd Guangzhou Branch dated December 1, 2018.

Lease Agreement, dated May 4, 2020, between Great Honest Creation Limited and Grand World Pro Limited.

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

†††Incorporated by reference to our Annual Report on Form 20-F filed on July 26, 2019.

†††† Incorporated by reference to our Form 6-K filed on May 27, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JMAX INTERNATIONAL LIMITED

By:	/s/ Chee Boon Chiew
Name:	Chee Boon Chiew
Title:	Chairman and Chief Executive Officer

Date: August 13, 2020